Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated January 21, 2022 except for Notes 17 and 20 for which the date is March 28, 2022, in Amendment No. 1 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-263457) with respect to the consolidated balance sheets of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes included herein.

San Mateo, California	WWC, P.C.
March 28, 2022	Certified Public Accountants
PCAOB ID No.1171